To: The U.S. Securities & Exchange Commission

82-1072

The Stock Exchange of Hong [redacted] takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expre[redacted]bility whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcemen[redacted]

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

DISCLOSEABLE TRANSACTIONS ANNOUNCEMENT

The Company announces that on 20 February 2003, TVB Satellite entered into the Agreement with Intelsat (an independent third party and not connected with the Company) for the establishment of a JVCo to undertake the pay television business and teleport business in Hong Kong through Galaxy.

TVB Satellite has subscribed for 520,750,000 shares at HK$1.00 per share in JVCo representing 49% interest in JVCo and Intelsat has subscribed for 542,000,000 shares at HK$1.00 per share in JVCo representing 51% interest in JVCo. JVCo has also purchased from TVB Satellite 2 shares in Galaxy being the total issued share capital of Galaxy for a consideration of HK$2.00.

As a result of the transactions, the Company is able to satisfy the Condition as required by the Government and will be able to continue to invest in the pay television business in Hong Kong.

The establishment of JVCo and disposal of Galaxy constitute discloseable transactions for the Company under the Listing Rules. A circular containing further details of the transactions will be despatched to the shareholders of the Company as soon as practicable.

Trading in the shares of the Company on the Stock Exchange has been suspended at the request of the Company with effect from 9:30 am on 20 February 2003 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the shares of the Company with effect from 9:30 am on 21 February 2003.

Background

Reference is made to the announcement of Television Broadcasts Limited ("the Company") dated 9 July 2002 in which the Company announced that the Government had approved the Company's application under its domestic free television programme service licence to extend the time for the Company to reduce its ownership in Galaxy Satellite Broadcasting Limited ("Galaxy"), a wholly-owned subsidiary of the Company immediately before the transactions, to 28 February 2003 ("the Condition").

Reference is also made to the announcement of the Company dated 15 January 2003 in which the Company announced that it was negotiating with a foreign investor to take up 51% interest in Galaxy.

Details of Transactions

The Company announces that on 20 February 2003 ("the Closing Date"), TVB Satellite TV Holdings Limited ("TVB Satellite"), a wholly owned subsidiary of the Company, and Intelsat Hong Kong, LLC ("Intelsat"), an indirect wholly-owned subsidiary of Intelsat Limited ("Intelsat Parent") (both Intelsat and Intelsat Parent are independent third parties and not connected with the Company or the directors, chief executive or substantial shareholder of the Company or its subsidiaries or their respective associates) entered into an unconditional subscription and shareholders agreement ("the Agreement") for the establishment of a joint venture company in Hong Kong known as Galaxy Satellite TV Holdings Limited ("JVCo") and for the sale and purchase of the entire issued share capital of Galaxy from TVB Satellite to JVCo. Galaxy is currently engaging in teleport business in Hong Kong and will also conduct the pay television business in Hong Kong under the Agreement.

Pursuant to the Agreement, TVB Satellite has subscribed for 520,750,000 shares at a par value of HK$1.00 per share representing 49% of the issued share capital of JVCo for a consideration of HK$520,750,000, of which

(i) HK$324,150,000 will be set off according to the schedule below against licence fees payable by Galaxy to the Company during the first three years commencing from the launch of the pay television service by Galaxy (which is expected to be in the last quarter of 2003) ("the Launch Date") as they become due on a monthly basis under the channel supply agreement made between Galaxy and the Company on 4 September 2001 in respect of the supply of 5 channels (consisting of a 24-hour News Channel, an Entertainment Channel, a Children/Family Channel, Channel 8 and Xing He Channel) to Galaxy for a period of 5 years from the Launch Date with an option to renew for another 5 years:

		HK$'000
1st year of launch	:	12,500 per month
2nd year of launch	:	10,417 per month
3rd year of launch	:	4,096 per month

and;

(ii) HK$196,600,000 will be paid by cash in the manner as described in the paragraph below.

Intelsat has subscribed for 542,000,000 shares at a par value of HK$1.00 per share representing 51% of the issued share capital of JVCo for a consideration of HK$542,000,000, of which

(i) HK$128,700,000 will be set off according to the schedule below against service charges payable by Galaxy to Intelsat during the first three years commencing from the Launch Date as they become due on a monthly basis under the satellite capacity agreement made between Galaxy and Intelsat on the Closing Date for the provision of satellite capacity of 3 transponders during the first year of service and increasing to 4 transponders for subsequent years by Intelsat to Galaxy for a period of 10 years from the Launch Date:

		HK$'000
1st year of launch	:	2,925 per month
2nd year of launch	:	3,900 per month
3rd year of launch	:	3,900 per month

and;

(ii) HK$413,300,000 will be paid by cash in the manner as described in the paragraph below.

The cash considerations shall be payable by the Company and Intelsat in the following manner:

Date of Payment	The Company *(HK$ M)*	Intelsat *(HK$ M)*
20 February 2003	138.1	173.9
2 January 2004	45.2	158.3
3 January 2005	13.3	81.1
	196.6	413.3

dly 3/6

The in-kind and cash consideration payable by the Company and Intelsat by installments in the manner described above are in proportion to their respective shareholding interest in JVCo as at the end of each calendar year.

Pursuant to the articles of association of JVCo and the Agreement, all the shares in JVCo issued to TVB Satellite and Intelsat are issued with full voting rights with all other rights and liabilities of shareholders before such shares are fully paid up. There is no restriction in the Company Ordinance in this connection.

If JVCo requires additional funding during the initial period of 3 years, TVB Satellite and Intelsat will each contribute an additional amount of capital to JVCo on a pro-rata basis up to the sum of HK$83,349,000 and HK$86,751,000 respectively by such installments as shall be determined by the board of JVCo.

Pursuant to the Agreement, TVB Satellite has sold and transferred to JVCo 2 shares in Galaxy representing the total issued share capital of Galaxy for a consideration of HK$2.00 at par value in cash on the Closing Date.

Galaxy will also repay the Company the shareholder loan made by the Company to Galaxy from time to time since its commencement of operation in December 1997 interest free for acquisition of capital assets and working capital of Galaxy in the aggregate sum of HK$115,564,000 ("the Shareholder Loan") together with interest at a rate of 8% per annum compounded annually from 20 February 2003 until repayment in full by two installments in the sum of HK$70,000,000 (inclusive of interest) on 20 February 2007 and in the sum of HK$94,202,000 (inclusive of interest) on 20 February 2008. The Shareholder Loan and the terms of repayment is supported by a promissory note executed by Galaxy in favour of the Company on the Closing Date. No guarantee or security is provided under the promissory note.

Impact on the Group

Before the transactions, Galaxy is treated as a subsidiary of the Company and its assets and liabilities are consolidated as such.

After the transactions, JVCo and Galaxy will be treated as associated companies and the consolidated profit and loss account of the Company will include the share of the Company and its subsidiaries (together "the Group") of the results of the associated companies for the year, and the consolidated balance sheet will include the Group's share of the net assets of the associated companies.

It is the Company intention to hold the equity interest in JVCo for the long term and maintain control over JVCo in proportion to its interest.

The cost of investment of Galaxy and the carrying value of such investment in the books of TVB Satellite is HK$2.00 for the 2 shares held. This cost of investment and the Shareholder Loan will be repaid in full as described above after transfer of the ownership of Galaxy to JVCo.

Based on the unaudited management accounts of Galaxy at 31 December 2002, there will be a gain on disposal of Galaxy in the Group accounts of 2003 to the extent of HK$4,271,000 which represents 51% of the equity deficit of Galaxy. The final gain on disposal will be subject to audit and adjustments for actual results of Galaxy for the year ended 31 December 2002 and losses incurred by Galaxy during 1 January 2003 to the Closing Date.

It is expected that there is no significant financial impact on the Group as a result of the transactions because the total investment in JVCo by TVB Satellite is only about 19% of the Group's net assets value and it is paid over a period of less than four years from the Closing Date. There is also no negative impact on the Group as a result of decrease in the Company's interest in Galaxy from 100% to 49%.

Reasons for the Transactions

As a result of the transactions, the Company is able to satisfy the Condition as required by the Government and will be able to continue to invest in the pay television business in Hong Kong. The directors of the Company believe that the Agreement represents a good opportunity for the Group to establish a strategic alliance with Intelsat to invest in the pay television business in Hong Kong and that the JVCo represents an attractive investment opportunity with strong growth potential and is in the interests of the Company and its shareholders.

Information and Principal Activities of the Company, TVB Satellite, Intelsat Parent, Intelsat, JVCo and Galaxy

The Company is principally engaged in television broadcasting, programme production and other broadcasting related activities.

TVB Satellite, a company incorporated in Bermuda with limited liability on 29 March 1995 and a wholly-owned subsidiary of the Company, is an investment holding company.

Intelsat Parent, a company incorporated in U.S.A., is privately owned by an international group of more than 200 shareholders. Major owners include Lockheed Martin Corporation, Videsh Sanchar Nigam Ltd., France Telecom, Telenor Broadband Services A. S. and British Telecommunications plc.

Intelsat, a company incorporated in U.S.A., is principally engaged in satellite communications and provides satellite communication services to customers worldwide.

JVCo, a company incorporated in Hong Kong with limited liability on 12 February 2003 and established by the Company and Intelsat pursuant to the Agreement, is an investment holding company for the purpose of holding Galaxy. The board of JVCo will consist of three directors nominated by TVB Satellite, three directors nominated by Intelsat with one additional director to be nominated by a nomination committee consisting of one member appointed by TVB Satellite and two members appointed by Intelsat but subject to certain approvals of TVB Satellite.

Galaxy, a company incorporated in Hong Kong with limited liability on 28 December 1993, is currently engaged in teleport business which includes the provision of satellite uplink and playback services and will also engage in the pay television business in Hong Kong pursuant to the Agreement. The board of Galaxy is the same as the board of JVCo.

Financial information of Galaxy in respect of the preceding two financial years are as follows:-

	Unaudited 6 months ended 30 June 2002 HK$	Audited Year ended 31 December 2001 HK$	Audited Year ended 31 December 2000 HK$
Net Assets Value	(4,842,420)	155,407	2,536,030
Net Tangible Assets	(4,842,420)	155,407	2,536,030
Turnover	26,292,270	56,079,054	27,829,296
(Loss)/profit before taxation	(4,997,828)	(2,859,772)	831,129
(Loss)/profit after taxation	(4,997,828)	(2,380,623)	701,428

Galaxy's major assets are the satellite antenna structure and broadcasting and transmitting equipment and currently holds the domestic pay television and non domestic television programme services licences and other satellite telecommunication licences all issued by the Government of Hong Kong SAR. The Company is its major creditor for the Shareholder Loan. No valuation is made on Galaxy.

Galaxy was awarded the domestic pay television programme service licence on 5 December 2000. In preparation, Galaxy has incurred pre-operating expenses such as lease of transponders and also manpower required. Galaxy adopts the Hong Kong accounting standard in writing off all pre-operating expenses when they are incurred. This has the effect of converting the profit from the teleport business into a loss in years 2001 and 2002.

Implications under the Listing Rules

The establishment of JVCo and disposal of Galaxy constitute discloseable transactions for the Company under the Listing Rules. A circular containing further details of the transactions will be despatched to the shareholders of the Company as soon as practicable.

Suspension of Trading

Trading in the shares of the Company on the Stock Exchange has been suspended at the request of the Company with effect from 9:30 am on 20 February 2003 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the shares of the Company with effect from 9:30 am on 21 February 2003.

By Order of the Board
Ho Chan Fai
Company Secretary

20 February 2003, Hong Kong